FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Americas Silver Corporation (“Americas Silver” or the “Corporation”)
145 King Street West, Suite 2870
Toronto, ON M5H 1J8

ITEM 2:	DATE OF MATERIAL CHANGE

February 11, 2016

ITEM 3:	NEWS RELEASE

A press release with respect to the material change referred to in this report was issued on February 12, 2016, a copy of which is attached as Schedule “A”.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On February 12, 2016, the Corporation announced that it had successfully closed a subordinated credit facility with its two existing lenders and equity holders (“the New Credit Facility”) for a principal amount of U.S. $2.9 million.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Americas Silver announced that the New Credit Facility closed on February 11, 2016 for an aggregate amount of U.S. $2.9 million on a 12 month term with interest to accrue from closing at a rate of 10% per annum payable quarterly in cash or shares (at the option of the lenders at the then market price and subject to TSX approval) with the full principal balance due on maturity.

The New Credit Facility is subject to an inter- creditor agreement between the Company’s existing lenders and ranks in priority behind the roughly U.S. $6.0 million in senior secured notes and equally with the U.S. $1 million in junior secured notes. In connection with the New Credit Facility, the Company has issued 30,000,000 common share purchase warrants divided between the lenders with a term of 3 years and an exercise price of $0.10 and adjusted the exercise price of the existing 24,321,111 warrants already held by the lenders in connection with prior financings to $0.10 with all other terms remaining unchanged.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Darren Blasutti
President and Chief Executive Officer
(416) 848-9503

ITEM 9:	DATE OF REPORT

February 22, 2016

AMERICAS SILVER CORPORATION

by
Name: Peter J. McRae
Title: Senior Vice President
Corporate Affairs & General Counsel

SCHEDULE "A"
PRESS RELEASE

AMERICAS SILVER CORPORATION ANNOUNCES CLOSING OF
U.S. $2.9 MILLION CREDIT FACILITY

TORONTO, ONTARIO—February 12, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) is pleased to announce that it has closed the previously announced (February 4, 2016) subordinated credit facility with its two existing lenders and equity holders for a principal amount of U.S. $2.9 million (the “New Credit Facility”). The New Credit Facility has a 12 month term with interest to accrue from closing at a rate of 10% per annum payable quarterly in cash or shares (at the option of the lenders at the then market price and subject to TSX approval) with the full principal balance due on maturity. The New Credit Facility is subject to an inter-creditor agreement between the Company’s existing lenders and ranks in priority behind the roughly U.S. $6.0M in senior secured notes and equally with the U.S. $1M in junior secured notes. In connection with the New Credit Facility, the Company has issued 30,000,000 common share purchase warrants divided between the lenders with a term of 3 years and an exercise price of $0.10 and adjusted the exercise price of the existing 24,321,111 warrants already held by the lenders in connection with prior financings to $0.10 with all other terms remaining unchanged.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the Cosalá Complex and Galena Complex. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503